

Mail Stop 7010

May 15, 2009

Via U.S. Mail and Facsimile (312-407-0411)

Lizbeth S. O'Shaughnessy
Vice President, Chief Legal Officer and Secretary
Steelcase Inc.
901-44th Street SE
Grand Rapids, Michigan 49508

Re: Steelcase Inc.
Registration Statement on Form S-3
Filed April 24, 2009
File No. 333-158754

Dear Ms. O'Shaughnessy:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   In note (3) to the fee table, you disclose that you are "registering an indeterminate amount and number of each identified class of the identified securities as may be issued upon conversion, exchange, exercise or settlement or any other securities that provide for such conversion, exchange, exercise or settlement." Please clarify whether these securities are included in the $400 million of securities being registered; if they are not so included, please provide us with your analysis as to why you believe you can register the issuance of an indeterminate amount and number of these securities and not include in the registration statement a good-faith estimate of the maximum number of securities that

you think you may need to issue. In this regard, please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act and that Rule 416 cannot be used to register securities issuable due the operation of a conversion formula. Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares. Please see Rule 416 and Question 213.02 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.

Exhibits 5.1 and 5.2

2.   Please have counsel provide an opinion that the warrants, debt securities, stock purchase contracts and stock purchase units covered by the registration statement will each be binding obligations of the registrant.

3.   We note that the opinions in exhibit 5.1 are limited to the State of Michigan. With respect to debt securities, counsel must opine on the laws of the state governing the indenture, which is the State of New York.

4.   We note that counsel in exhibit 5.2 assumes that the company has been duly organized and is and will continue to be validly existing in good standing, and has requisite legal status and legal capacity. Counsel may not assume that the registrant is legally incorporated. Please revise.

Exhibit 25.1

5.   We note that the documents constituting Exhibits 1, 3 and 4 to the Form T-1 are incorporated by reference from Registration Statement No. 333-135006. We further note that Registration Statement No. 333-135006 appears to incorporate the subject documents from other documents on file with the Commission. Please provide us with your analysis as to why you believe you can so incorporate Exhibits 1, 3 and 4 to the Form T-1 in view of the limitations set forth in Item 10(d) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dieter King, staff attorney, at (202) 551-3338 or Craig Slivka, special counsel, at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Brian W. Duwe, Esq. (Via Facsimile 312-407-0411)